Exhibit 99.1

 MediWound Provides Corporate Update and Financial Outlook Ahead of the J.P. Morgan
Healthcare Conference

Interim assessment and enrollment completion for the EscharEx® VALUE Phase III trial in venous leg ulcers (VLUs)
expected by year-end 2026; expansion to diabetic foot ulcers (DFUs) and pressure ulcers (PUs) anticipated in 2026

Expanded NexoBrid® manufacturing facility fully operational; regulatory approvals targeted for 2026

$17 million in 2025 revenue; financial guidance updated to $24–26 million (2026), $32–35 million (2027), and $50–55 million (2028); $54 million cash position

YAVNE, Israel, January 12, 2026 -- MediWound Ltd. (Nasdaq: MDWD), a global leader in next-generation enzymatic therapeutics for tissue repair, today provided a corporate and financial update ahead of its participation in the J.P. Morgan Healthcare Conference.

“As we enter 2026, we are encouraged by the momentum we’ve built as we continue to execute on our growth strategy, with meaningful progress across both our clinical pipeline and operational platform,” said Ofer Gonen, Chief Executive Officer of MediWound. “Over the past year, we advanced our Phase III VALUE trial toward key milestones, positioned the EscharEx® program for expansion into additional chronic wound indications, strengthened our balance sheet, and completed the expansion of our NexoBrid® manufacturing facility, which is now fully operational. While U.S. government shutdown–related delays impacted revenue recognition in our fourth quarter results, and certain activities are still pending, we believe these effects are timing-related, and that we now have the key elements in place to continue executing our strategy, as reflected in our revised three-year revenue guidance.”

Corporate Updates, Recent Developments, and Upcoming Milestones

EscharEx®

•
Enrollment continues in the VALUE global Phase III study of EscharEx in VLUs, targeting 216 patients across approximately 40 sites in the U.S. and Europe, the majority of which are active and recruiting. The pre-specified interim sample-size assessment and enrollment completion are expected by year-end 2026.

•
Following constructive and aligned regulatory feedback on trial design and development strategy from both the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA), the Company plans to initiate a Phase II study of EscharEx in DFUs in the second half of 2026.

•	A prospective, single-arm investigator-initiated trial (IIT) to evaluate the safety and efficacy of EscharEx in PUs is planned to initiate in mid-2026.

•
The EscharEx program is supported by collaborations with leading global wound care companies, including Coloplast, Convatec, Essity, Mölnlycke, Solventum, and MiMedx, reflecting strong industry validation of the program.

NexoBrid®

•
The expanded NexoBrid manufacturing facility is now fully operational, increasing production capacity sixfold to support growing global demand; market availability remains subject to completion of regulatory reviews and approvals, which are expected in 2026.

•
Following the resolution of the recent U.S. government shutdown, MediWound currently believes that discussions between Vericel and the Biomedical Advanced Research and Development Authority (BARDA) regarding a potential multi-year program may progress toward completion during the first quarter of 2026. If completed and signed, the program would include stockpiling, development of a room-temperature-stable formulation of NexoBrid, and evaluation of an enzymatic debridement product for trauma, blast-injury, and friction-burn indications.

Financial

•	Revenue for the full year 2025 totaled $17 million.

•	Cash, cash equivalents, and deposits as of December 31, 2025 totaled $54 million, with no debt.

•
Updated revenue guidance projects $24–26 million in 2026, $32–35 million in 2027, and $50–55 million in 2028. All guidance periods assume continued support from BARDA and the U.S. Department of Defense. The 2028 outlook also assumes a potential initial contribution related to EscharEx, subject to regulatory approval.

About MediWound

MediWound Ltd. (Nasdaq: MDWD) is a global biotechnology company pioneering enzymatic, non-surgical therapies for tissue repair. The company’s FDA-approved biologic, NexoBrid®, is indicated for the enzymatic removal of eschar in thermal burns and is marketed in the United States, European Union, Japan, and additional international markets. MediWound’s late-stage pipeline product, EscharEx®, is an investigational therapy for the debridement of chronic wounds, with potential to become a new standard of care in wound management.

For more information, visit www.mediwound.com and follow us on LinkedIn and X (formerly Twitter).

Preliminary and Unaudited Nature of Reported Results

Our revenue expectations for full year ended 2025, as well as our estimates concerning cash, restricted cash and investments are preliminary, unaudited and are subject to change based on the completion of ongoing internal control, review, and audit procedures. As a result, these amounts may differ materially from the amounts that will be reflected in the Company’s consolidated financial statements for the year ended December 31, 2025. Accordingly, you should not place undue reliance on this preliminary estimate.

Cautionary Note Regarding Forward-Looking Statements

MediWound cautions you that all statements other than statements of historical fact included in this press release that address activities, events, or developments that we expect, believe, or anticipate will or may occur in the future are forward-looking statements. Although we believe that we have a reasonable basis for the forward-looking statements contained herein, they are based on current expectations about future events affecting us and are subject to risks, assumptions, uncertainties, and factors, all of which are difficult to predict and many of which are beyond our control.  Actual results may differ materially from those expressed or implied by the forward-looking statements in this press release.  These statements are often, but are not always, made through the use of words or phrases such as “anticipates,” “intends,” “estimates,” “plans,” “expects,” “continues,” “believe,” “guidance,” “outlook,” “target,” “future,” “potential,” “goals” and similar words or phrases, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may,” or similar expressions.

Specifically, this press release contains forward-looking statements concerning the anticipated progress, development, study design, expected data timing, objectives anticipated timelines, expectations and commercial potential of our products and product candidates, including EscharEx® and NexoBrid®. Among the factors that may cause results to be materially different from those stated herein are the inherent uncertainties associated with the uncertain, lengthy and expensive nature of the product development process; the timing and conduct of our studies of our products and product candidates, including the timing, progress and results of current and future clinical studies, and our research and development programs; the approval of regulatory submission by the FDA, the European Medicines Agency or by any other regulatory authority, our ability to obtain marketing approval of our products and product candidates in the U.S. or other markets; the clinical utility, potential advantages and timing or likelihood of regulatory filings and approvals of our products and products; our expectations regarding future growth, including our ability to develop new products; market acceptance of our products and product candidates; our ability to maintain adequate protection of our intellectual property; competition risks; the need for additional financing; the impact of government laws and regulations and the impact of the current global macroeconomic climate on our ability to source supplies for our operations or our ability or capacity to manufacture, sell and support the use of our products and product candidates in the future.

These and other significant factors are discussed in greater detail in MediWound’s annual report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”) on March 19, 2025 and Quarterly Reports on Form 6-K and other filings with the SEC from time-to-time. These forward-looking statements reflect MediWound’s current views as of the date hereof and MediWound undertakes, and specifically disclaims, any obligation to update any of these forward-looking statements to reflect a change in their respective views or events or circumstances that occur after the date of this release except as required by law.

MediWound Contacts:

Hani Luxenburg Chief Financial Officer MediWound Ltd. ir@mediwound.com	Daniel Ferry Managing Director LifeSci Advisors, LLC daniel@lifesciadvisors.com